

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 24, 2009

Mr. Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

>   **Re: Tiffany & Co.**
>   **Form 10-K for Fiscal Year Ended January 31, 2008**
>   **Filed March 28, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 10, 2008**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2008**
>   **Filed June 3, 2008**
>   **File No. 1-9494**

Dear Mr. Kowalski:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,
>
>   /s/ Andrew Mew
>
>   Andrew Mew
>   Accounting Branch Chief